The Tocqueville Trust
                               (the "Registrant")
                            Registration No. 811-4840
                                   Form N-SAR
                      Annual Period Ended October 31, 2003



Sub-Item 77M: Mergers.

     The Tocqueville Fund acquired the assets and liabilities of the Gintel Fund, the single series.

     With regard to the circumstances and the details of the Reorganization, the Registrant hereby incorporates by reference the definitive Proxy Statement dated September 29, 2003 as filed electronically with the Securities and Exchange Commission (the "SEC") on September 26, 2003 (the "Proxy Statement").

     The following information is provided in response to questions not addressed in the Proxy Statement:

     (a)  The Reorganization of the Gintel Fund closed on October 30, 2003.

     (b) On October 30, 2003, the shareholders of the Gintel Fund approved the Reorganization, including an Agreement and Plan of Reorganization, dated September 29, 2003, filed electronically with the SEC as part of the Proxy Statement on September 26, 2003.

     (c) It is the Registrant's understanding that the Gintel Fund intends to file with the SEC an Application pursuant to Section 8(f) of the Investment Company Act of 1940 and Rule 8f-1 thereunder, for an Order declaring that it has ceased to be an investment company. Upon receipt of the Order, it is expected that the Gintel Fund will terminate its existence under state law.